Filed pursuant to rule 424(b)(3)

Registration Statement No. 333-269224

Prospectus Supplement

(To the Prospectus dated January 25, 2023)

4,600,000 Shares of Common Stock

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated January 25, 2023 (the “Original Prospectus”), relating to the offering on a resale basis of an aggregate of 4,600,000 Shares of our common stock, par value $0.0001 per share, which are comprised of (i) 140,000 shares (the “Shares”) of our common stock issued in a private placement on January 3, 2023 (the “Private Placement”), pursuant to that certain Securities Purchase Agreement by and among us and an investor, dated as of December 29, 2022 (the “Securities Purchase Agreement”), (ii) 1,860,000 shares (the “Pre-funded Warrant Shares”) of our common stock issuable upon the exercise of the pre-funded warrants (the “Pre-funded Warrants”) issued in the Private Placement pursuant to the Securities Purchase Agreement, (iii) 2,500,000 shares (the “Common Stock Warrant Shares” and together with the Pre-funded Warrant Shares, the “Warrant Shares” and collectively with the Shares, the “Registrable Securities”) of our common stock issuable upon the exercise of the warrants (the “Common Stock Warrants” and together with the Pre-funded Warrants, the “Warrants”) issued in the Private Placement pursuant to the Securities Purchase Agreement and (iv) 100,000 shares (the “Placement Agent Warrant Shares”) of our common stock issuable upon the exercise of the placement agent warrants (the “Placement Agent Warrants”) issued in connection with the Private Placement. The exercise price of the Common Stock Warrants is $5.00 per Share. The Common Stock Warrants have been amended as described below under “Amendments to Common Stock Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Shares are listed on the Nasdaq Capital Market under the symbol “HOTH.” On March 26, 2024, the last reported sale price of our Shares on the Nasdaq Capital Market was $1.49 per share.

We are an “emerging growth company” under the federal securities laws and, as such, are subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENT TO COMMON STOCK WARRANTS

This prospectus supplement is being filed to disclose the following:

As previously reported on a Form 8-K filed with the Securities and Exchange Commission, on March 28, 2024, on March 27, 2024, the Company entered into an agreement with the holder of the Common Stock Warrants pursuant to which the we agreed to amend the exercise price of the Common Stock Warrants to $1.6775 per share.

Prospectus supplement dated March 28, 2024